Name(s) and Address of Registered Holder(s)
If there is any error in the name or address shown below, please make the necessary corrections.

MR A SAMPLE
DESIGNATION (IF ANY)
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LETTER OF TRANSMITTAL
TO TENDER SHARES OF COMMON STOCK OF
RIDGEWOOD HOTELS, INC.
PURSUANT TO THE OFFER TO PURCHASE

DATED AUGUST 1, 2003

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., ATLANTA, GEORGIA TIME,
ON TUESDAY, SEPTEMBER 9, 2003, UNLESS THE OFFER IS EXTENDED.

TO: COMPUTERSHARE TRUST COMPANY, INC., THE DEPOSITARY

BY MAIL, BY FEDERAL EXPRESS OR OTHER COURIER, OR BY HAND:

350 INDIANA
SUITE 800
LAKEWOOD, COLORADO 800228

FOR INFORMATION: 1-(303) 262-0600 EXT.4732

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN THOSE SHOWN ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

This Letter of Transmittal is to be used only (a) if you desire to effect the tender transaction yourself, (b) if you intend to request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you and the shares of common stock of Ridgewood Hotels, Inc. (the "Company"), par value $.01 per share (the "Shares"), are not registered in the name of such broker, dealer, commercial bank, trust company or other nominee, or (c) by a broker, dealer, commercial bank, trust company or other nominee effecting the transaction as a registered owner or on behalf of a registered owner. A properly completed and duly executed Letter of Transmittal (or a photocopy thereof bearing original signature(s) and any required signature guarantees), any certificates representing Shares tendered and any other documents required by this Letter of Transmittal should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary prior to 12:00 midnight, Atlanta, Georgia time, on Tuesday, September 9, 2003, or such later time and date to which the Offer is extended.

Stockholders whose shares certificates are not immediately available (or who cannot follow the procedure for book-entry transfer on a timely basis) or who cannot transmit this Letter of Transmittal and all other required documents to the Depositary before the Expiration Date (as defined in Section 1 of the Offer to Purchase) may nevertheless tender their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2.

DELIVERY OF THE LETTER OF TRANSMITTAL AND THE OTHER REQUIRED DOCUMENTS TO THE DEPOSITORY TRUST COMPANY ("DTC") DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

SHARES TO WHICH THIS
LETTER OF TRANSMITTAL RELATES

Important: Stockholders must list below the Shares to which this Letter of Transmittal relates (See Instruction 3).

CERTIFICATE NO(S)*	NUMBER OF SHARES
TOTAL SHARES	

* Need not be completed if Shares are delivered by book-entry transfer.

SHAREHOLDER INFORMATION
(Name(s) of Registered Holder(s) - Please Print)
(Address)
(Tax Identification or Social Security Numbers)

YOU MUST ENCLOSE CERTIFICATES FOR YOUR SHARES WITH THIS LETTER OF TRANSMITTAL (DULY ENDORSED IN BLANK OR OTHERWISE IF REQUIRED - SEE INSTRUCTION 2) IN A FORM ACCEPTABLE FOR TRANSFER ON THE BOOKS OF THE COMPANY.

BOOK-ENTRY TRANSFER INFORMATION

☐ CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO AN ACCOUNT MAINTAINED BY THE DEPOSITARY WITH DTC AND COMPLETE THE FOLLOWING:

Name of Tendering Institution:

DTC Participant Number:

Transaction Code Number:

NOTICE OF GUARANTEED DELIVERY

☐ CHECK HERE IF CERTIFICATES FOR TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

Name(s) of the Tendering Stockholder(s):

Window Ticket Number (if any):

Date of Execution of Notice of Guaranteed Delivery:

Name of Eligible Institution Which Guaranteed Delivery:

DTC Participant Number (if delivered by book-entry transfer):

Transaction Code Number (if delivered by book-entry transfer):

---

be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer (except as provided in Section 15 of the Offer to Purchase) and any defect or irregularity in the tender of any particular Shares. The Company's interpretation of the terms and conditions of the Offer (including these instructions) shall be final and binding on all parties. No tender of Shares will be deemed properly made until all defects or irregularities have been cured or waived. None of the Company, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

7. Special Payment and Delivery Instructions. If the check for the aggregate Purchase Price of any Shares purchased is to be issued to a person other than the person(s) signing this Letter of Transmittal or if the check is to be mailed to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal at an address other than that shown in the box entitled "Descriptions of Shares Tendered", the boxes entitled "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed.

8. Request for Assistance or Additional Copies. Requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at its addresses or telephone number set forth below.

9. Substitute Form W-9. To prevent backup federal income tax withholding equal to 28% of the gross payments payable pursuant to the Offer, each stockholder who does not otherwise establish an exemption from backup withholding must notify the Depositary of that stockholder's correct taxpayer identification number (or certify that that taxpayer is awaiting a taxpayer identification number) and provide various other information by completing, under penalties of perjury, the Substitute Form W-9 included in this letter of transmittal. Non-corporate foreign stockholders should generally complete and sign an appropriate Form W-8 and, in the case of some foreign entities, including various partnerships, trusts and estates, should generally also submit a complete and signed Form W-8 or Form W-9, as appropriate, with respect to its partners, members, beneficiaries, or owners (and their beneficial owners), in order to avoid backup withholding. Copies of these forms may be obtained from the Depositary. As more fully described below in Instruction 10, in the case of a foreign stockholder, even if that stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold 30% of the gross payments made pursuant to the Offer unless a reduced rate of withholding or an exemption from withholding is applicable.

10. Non-U.S. Stockholder Withholding. The Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or his or her agent unless we and the Depositary determine that (i) a reduced rate of withholding is available pursuant to a tax treaty, (ii) an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business of the foreign stockholder within the United States or (iii) such proceeds are subject to capital gains treatment (although a 10% withholding requirement could still be imposed in any case if the Company were to constitute a "United States real property holding corporation"). For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States, any state or any political subdivision thereof, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN or any other equivalent form with respect to that foreign stockholder and, in the case of a foreign stockholder that is neither an individual nor a corporation, that foreign stockholder may be required to deliver both an IRS Form W-8IMY and an appropriate IRS Form W-8 or W-9 with respect to partners, members, beneficiaries, or owners (and their beneficial owners) of that foreign stockholder. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the depositary before the payment a properly completed and executed IRS Form W-8ECI or any other equivalent form. We and the Depositary will determine a stockholder status as a foreign stockholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (E.G., IRS Form W-8IMY, IRS Form W-8BEN or IRS Form W-8ECI) unless facts and circumstances indicate that reliance thereon is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if that stockholder meets the "complete termination," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described in Section 5 of the offer to purchase or is otherwise able to establish that no withholding tax or a reduced amount of withholding tax is due. If withholding results in an overpayment of taxes, a refund may be obtained only from the Internal Revenue Service. Federal backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding.

Manually signed facsimile copies of this Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary and the Information Agent for the Offer is:

COMPUTERSHARE TRUST COMPANY, INC.
BY MAIL, BY FEDERAL EXPRESS OR OTHER COURIER, OR BY HAND:
COMPUTERSHARE TRUST COMPANY, INC.
350 INDIANA
SUITE 800
GOLDEN, COLORADO 80401
FOR INFORMATION:
1-(303) 262-0600 EXT. 4732

Any questions or requests for assistance or for additional copies of the Offer to Purchase, this Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. Guarantee of Signatures. Signatures on this Letter of Transmittal need not be guaranteed if (a) this Letter of Transmittal is signed by the registered owner of the Shares (which term, for purposes of this document, shall include any participant in DTC whose name appears on a security position listing as the owner of Shares) tendered herewith and such owner has not completed either of the boxes entitled "Special Payment Instructions" or "Special Delivery Instructions" on this Letter of Transmittal or (b) such Shares are tendered for the account of an Eligible Institution. In all other cases, all signatures on this Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations, and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (each such entity being hereinafter referred to as an "Eligible Institution"). See Instruction 4.

2. Delivery of Letter of Transmittal and Shares; Guaranteed Delivery Procedures. This Letter of Transmittal is to be used only if (a) certificates are to be forwarded with it to the Depositary or (b) delivery of Shares is to be made by book-entry transfer pursuant to the procedure set forth in Section 3 of the Offer to Purchase. Certificates for all physically delivered Shares, or a confirmation of a book-entry transfer of all Shares delivered electronically into the Depositary's account at DTC, together in each case with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, and any other documents required by this Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the front page of this Letter of Transmittal before the Expiration Date (as defined in the Offer to Purchase). Delivery of documents to DTC does not constitute delivery to the Depositary.

Stockholders whose certificates are not immediately available (or who cannot follow the procedures for book-entry transfer on a timely basis) or who cannot transmit this Letter of Transmittal and all other required documents to reach the Depositary before the Expiration Date, may nevertheless tender their Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. Pursuant to such procedure: (a) such tender must be made by or through an Eligible Institution, (b) the Depositary must receive (by hand, mail or facsimile transmission), before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with the Offer to Purchase and (c) the certificates for all Shares in proper form for transfer (or confirmation of a book-entry transfer of all such Shares into the Depositary's account at DTC), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by this Letter of Transmittal, must be received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery, all as provided in Section 3 of the Offer to Purchase.

The method of delivery of all documents, including share certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

No alternative, conditional or contingent tenders will be accepted, and no fractional Shares will be purchased. By executing this Letter of Transmittal (or a manually signed facsimile thereof), each tendering stockholder waives any right to receive any notice of the acceptance of such stockholder's tender.

3. Inadequate Space. If the space provided in the box entitled "Description of Shares Tendered" is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4. Signatures on Letter of Transmittal; Share Powers; and Endorsements.

(a) If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered herewith, the signature(s) must correspond exactly with the name(s) as written on the face of the certificates without any change whatsoever.

(b) If any of the Shares tendered herewith are registered in the names of two or more joint owners, each such owner must sign this Letter of Transmittal.

(c) If any of the Shares tendered herewith are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

(d) If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered herewith, no endorsements of certificates or separate share powers are required unless payment is to be made to a person other than the registered holder(s). If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered herewith, however, the certificates must be endorsed or accompanied by appropriate share powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on the certificates for such Shares. Signatures on any such certificates or share powers must be guaranteed by an Eligible Institution. See Instruction 1.

(e) If this Letter of Transmittal or any certificates or share powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

5. Share Transfer Taxes. The Company will pay any share transfer taxes with respect to the transfer and sale of Shares to it or its order pursuant to the Offer. If, however, payment of the aggregate Purchase Price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any share transfer taxes (whether imposed on the registered holder or such person) payable on account of the transfer to such person will be deducted from the aggregate Purchase Price unless satisfactory evidence of payment of such taxes or exemption therefrom is submitted.

6. Irregularities. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of the Company's counsel,

NOTE: SIGNATURES MUST BE PROVIDED BELOW
PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

The undersigned hereby tenders to Ridgewood Hotels, Inc., a Delaware corporation (the "Company"), the above-described shares of common stock, par value $.01 per share, of the Company (the "Shares"), at a price of $2.08 per Share (the "Purchase Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 1, 2003 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").

Subject to and effective upon acceptance for payment of the Shares tendered herewith in accordance with the terms of the Offer (including, if the Offer is extended, the terms or conditions of any such extension), the undersigned hereby sells, assigns and transfers to or upon the order of the Company all right, title and interest in and to all of the undersigned's Shares, or orders the registration of such Shares delivered by book-entry transfer, and hereby irrevocably constitutes and appoints the Depositary for the Offer, Computershare Trust Company, Inc. (the "Depositary"), the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to:

(a) deliver certificates for such Shares, or transfer ownership of such Shares on the account books maintained by The Depository Trust Company ("DTC"), together, in any such case, with all accompanying evidence of transfer and authenticity, to or upon the order of the Company, upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price with respect to such Shares;

(b) present certificates for such Shares for cancellation and transfer of such Shares on the Company's books; and

(c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, all in accordance with the terms of the Offer.

The undersigned hereby represents and warrants that:

(a) the undersigned "owns" the Shares tendered hereby within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and has full power and authority to validly tender, sell, assign and transfer the Shares tendered hereby;

(b) the Shares tendered hereby constitute all of the capital stock of the Company owned by the undersigned as of the date hereof;

(c) the tender of Shares by the undersigned complies with Rule 14e-4;

(d) when and to the extent the Company accepts the Shares for purchase, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, pledges, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim;

(e) on request, the undersigned will execute and deliver any additional documents the Depositary or the Company deems necessary or desirable to complete the assignment, transfer and purchase of the Shares tendered hereby; and

(f) the undersigned has read and agrees to all the terms of the Offer.

The undersigned understands that all Shares properly tendered and not withdrawn will be purchased at $2.08 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer.

The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 3 of the Offer to Purchase and in the instructions hereto will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Company may terminate the Offer or may not be required to accept for payment any of the Shares tendered herewith.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.

Unless otherwise indicated under "Special Payment Instructions", please issue the check for the aggregate Purchase Price in the name(s) of the registered holder(s) appearing under "Description of Shares Tendered". Similarly, unless otherwise indicated under "Special Delivery Instructions", please mail the check for the aggregate Purchase Price to the address(es) of the registered holder(s) appearing under "Description of Shares Tendered". In the event that both the "Special Delivery Instructions" and the "Special Payment Instructions" are completed, please issue the check for the aggregate Purchase Price in the name(s) of, and deliver said check to, the person or persons so indicated. The undersigned recognizes that the Company has no obligation pursuant to the "Special Payment Instructions" to transfer any Shares from the name(s) of the registered holder(s) thereof if the Company does not accept for payment any of the Shares so tendered.

By tendering the undersigned's Shares and receiving consideration therefor pursuant to the Offer and this Letter of Transmittal, the undersigned hereby releases and forever discharges any and all claims of any nature, whether known or unknown, existing or occurring on or before the date of the tender offer, that the undersigned may have against the Company, ADT Security Services, Inc., Fountainhead Development LCC, Fountainhead Holdings, Inc., Michael M. Earley, Luther A. Henderson, John C. Stiska and N. Russell Walden, arising out of or related to the ownership of the Shares by the undersigned; provided, however, that the foregoing shall in no way affect the rights of the parties arising under this Letter of Transmittal or the Offer to Purchase.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

<table>
<tr><td>

SPECIAL PAYMENT INSTRUCTIONS
(SEE INSTRUCTIONS 1, 4, 5, 6, 7 AND 8)

To be completed **ONLY** if the check for the aggregate Purchase Price of Shares purchased is to be issued in the name of someone other than the undersigned. Issue any check to:

_____
Name - Please Print

_____
Address

_____
Please Include Zip Code

_____
Taxpayer Identification Number

</td><td>

SPECIAL DELIVERY INSTRUCTIONS
(SEE INSTRUCTIONS 4 AND 7)

To be completed **ONLY** if the check for the aggregate Purchase Price of Shares purchased is to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown below the undersigned's signature. Mail check to:

_____
Name - Please Print

_____
Address

_____
Please Include Zip Code

</td></tr>
</table>

SIGNATURE(S) REQUIRED
(SEE INSTRUCTIONS 1 AND 4)
(PLEASE COMPLETE SUBSTITUTE FORM W-9 ON THE REVERSE)

(MUST BE SIGNED BY REGISTERED HOLDER(S) EXACTLY AS NAME(S) APPEAR(S) ON SHARE CERTIFICATE(S) OR ON A SECURITY POSITION LISTING OR BY PERSON(S) AUTHORIZED TO BECOME REGISTERED HOLDER(S) BY CERTIFICATES AND DOCUMENTS TRANSMITTED HEREWITH. IF SIGNATURE IS BY A TRUSTEE, EXECUTOR, ADMINISTRATOR, GUARDIAN, ATTORNEY-IN-FACT, AGENT, CORPORATE OFFICER OR OTHER PERSON ACTING IN A FIDUCIARY OR REPRESENTATIVE CAPACITY, SET FORTH FULL TITLE. SEE INSTRUCTION 4.)

_____
Name(s) - Please Print

_____
Name(s) - Please Print

_____
Capacity (full title)

_____
Address

_____
Please Include Zip Code

_____
Area Code and Telephone Number

_____
Taxpayer Identification Number

_____
Taxpayer Identification Number

_____
Dated

GUARANTEE OF SIGNATURE(S)
(SEE INSTRUCTIONS 1 AND 4)

_____
Authorized Signature

_____
Name(s) - Please Print

_____
Title

_____
Name of Firm

_____
Address

_____
Please Include Zip Code

_____
Area Code and Telephone Number

_____
Dated

IMPORTANT TAX INFORMATION

Under United States Federal income tax law, a stockholder whose tendered Shares are accepted for payment is required by law to provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on the Substitute Form W-9 below. If the Depositary is not provided with the correct TIN, the Internal Revenue Service may subject the stockholder or other payee to a $50 penalty. In addition, payments that are made to such stockholder or other payee with respect to Shares purchased pursuant to the Offer may be subject to 28% backup withholding.

Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements and should indicate their status by writing "exempt" across the face of the Substitute Form W-9. In order for a foreign individual to qualify as an exempt recipient, the stockholder must submit a Form W-8BEN, signed under penalties of perjury, attesting to that individual's exempt status. A Form W-8BEN can be obtained from the Depositary. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for more instructions.

If backup withholding applies, the Depositary is required to withhold 28% of any such payments to be made to the stockholder or other payee. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service, PROVIDED that the required information is given to the Internal Revenue Service.

The box in Part 3 of the Substitute Form W-9 may be checked if the tendering stockholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the stockholder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number below in order to avoid backup withholding. Notwithstanding that the box in Part 3 and the Certificate of Awaiting Taxpayer Identification Number are completed, the Depositary will withhold 28% from all payments made prior to the time a certified TIN is provided to the Depositary.

The stockholder is required to give the Depositary the TIN (e.g., social security number or employer identification number) of the record owner of the Shares or of the last transferee appearing on the transfers attached to, or endorsed on, the certificates evidencing the Shares. If the Shares are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

PAYER: COMPUTERSHARE TRUST COMPANY, INC.

<table>
<tr>
<td rowspan="2">

SUBSTITUTE Form W-9

Department of the Treasury
Internal Revenue Service

Payer's Request for Taxpayer Identification Number (TIN)

</td>
<td>**Part I -** PLEASE PROVIDE YOUR TIN IN THE SPACE AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.</td>
<td colspan="2">Social Security No. or Employer Identification No.</td>
</tr>
<tr>
<td>☐ **Part II -** Check the box if you are not subject to backup withholding under the provisions of section 3406(a)(1)(C) of the Internal Revenue Code because (1) you have not been notified that you are subject to backup withholding as a result of failure to report all interest or dividends or (2) the Internal Revenue Service has notified you that you are no longer subject to withholding.</td>
<td>☐</td>
<td>**Part III -** Awaiting TIN:</td>
</tr>
<tr>
<td colspan="4">**CERTIFICATION** - UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT THE INFORMATION PROVIDED ON THIS FORM IS TRUE, CORRECT AND COMPLETE.</td>
</tr>
<tr>
<td colspan="4">**PLEASE SIGN HERE**   Signature _____   Date _____</td>
</tr>
</table>

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I CERTIFY UNDER PENALTIES OF PERJURY THAT A TAXPAYER IDENTIFICATION NUMBER HAS NOT BEEN ISSUED TO ME, AND EITHER (a) I HAVE MAILED OR DELIVERED AN APPLICATION TO RECEIVE A TAXPAYER IDENTIFICATION NUMBER TO THE APPROPRIATE INTERNAL REVENUE SERVICE CENTER OR SOCIAL SECURITY ADMINISTRATION OFFICE OR (b) I INTEND TO MAIL OR DELIVER SUCH AN APPLICATION IN THE NEAR FUTURE. I UNDERSTAND THAT IF I DO NOT PROVIDE A TAXPAYER IDENTIFICATION NUMBER TO [_____], 28% OF ALL REPORTABLE PAYMENTS MADE TO ME WILL BE WITHHELD, BUT WILL BE REFUNDED TO ME IF I PROVIDE A CERTIFIED TAXPAYER IDENTIFICATION NUMBER WITHIN 60 DAYS.

_____
Signature

_____
Date

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL INFORMATION.